April 14, 2008
Via Edgar and Facsimile: 202.772.9366
Tim Buchmiller
U. S. Securities and Exchange
Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-3628

Re:	AMDL, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed February 27, 2008 File No. 333-149412
Dear Mr. Buchmiller:
AMDL, Inc. (the “Company”) is in receipt of the Staff’s letter dated April 9, 2008, regarding the Staff’s review of, and comment on, the Company’s Pre-Effective Amendment No. 1 to its Registration Statement on Form S-3, filed April 7, 2008 (“S-3 Amendment No. 1”). For convenience, we have reproduced the Staff’s comments in full below, and each comment is followed by the Company’s response. This letter is being sent via facsimile and will be filed on EDGAR tagged as correspondence.
Form S-3
If we fail to comply, page 9
1.	We note your reference to weaknesses in the third paragraph. In this regard, we note that your most recent Form 10-K does not include the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as required by Regulation S-K Item 307 or a statement as to whether or not your internal control over financial reporting is effective as required by Regulation S-K. Please revise your Form 10-K to provide the required disclosures, and update this risk factor as appropriate.

Response:

The Company filed Amendment No. 1 on Form 10-K/A on April 14, 2008, which amended the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the Securities Exchange Commission (“SEC”) on March 31, 2008. Amendment No. 1 on Form 10-K/A amends the Company’s disclosures in Item 9A Part II of the 10-K relating to disclosure procedures and controls and internal control over financial reporting. Specifically, Amendment No. 1 on Form 10-K/A discloses that

Tim Buchmiller
April 14, 2008

the Company’s Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007, pursuant to Regulation S-K Item 307. In addition, Amendment No. 1 on Form 10-K/A discloses that management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007, pursuant to Regulation S-K Item 308T. The Company filed Pre-Effective Amendment No. 2 to the S-3 on April 14, 2008 (“S-3 Amendment No. 2”), which updates the related risk factor on page 9 accordingly.
Incorporation of certain documents by reference, page 15
2.	Generally, it is inconsistent with Section 5 of the Securities Act to register for resale securities originally issued in an unregistered transaction before that unregistered transaction has been completed. In your Form 8-K filed on March 7, 2008, you disclose that you completed an unregistered transaction on March 5, 2008 and registered the related shares for resale on February 27, 2008. Please provide us your analysis of how your transaction is consistent with Section 5, citing all authority on which you rely.

Response:

The Company believes that the private placement disclosed in the Company’s Form 8-K filed on March 7, 2008 (“Form 8-K”) is consistent with Section 5 of the Securities Act, based on the Division of Corporate Finance’s Interpretation provided in 3(s)(b) of the Securities Act Section of the March 1999 Supplement of the Publicly Available Telephone Interpretations (the “Telephone Interpretations”). Section 3(s)(b) provides, “In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities to the investor, and the investor is at market risk at the time of filing of the resale registration statement.” Section 3(s)(b) requires that the investor be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio. Further, “There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.” Finally, Section 3(s)(b) requires that the closing of the private placement of the unissued securities occur within a short time after the effectiveness of the resale registration statement.

On February 6, 2008, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) between the Company and Greenbridge Capital Partners IV, LLC (“Greenbridge”) for the sale and purchase of 323,626 shares of the Company’s common stock and warrants to purchase an additional 161,813 shares. The transaction contemplated by the Purchase Agreement is exempt under Rule 506 of Regulation D, as promulgated under Section 4(2) of the Securities Act. Greenbridge tendered payment for the shares on February 8, 2006. Upon receipt of Greenbridge’s payment, the only remaining closing condition was the receipt of AMEX’s approval to list the shares and warrants. The Purchase Agreement provided that closing would occur on the same date AMEX gave such approval. AMEX gave its approval

Tim Buchmiller
April 14, 2008

and the transaction closed on March 5, 2008. The company issued shares to Greenbridge soon thereafter. See Response No. 3 below related to the inadvertent error in the number of shares actually issued to Greenbridge.

This Section 4(2)-exempt sale of shares meets the requirements of Section 3(s)(b) of the Telephone Interpretations and thus should be found consistent with Section 5. As of February 8, 2006, both Greenbridge and the Company had performed their obligations under the Purchase Agreement. The only remaining condition to closing was obtaining AMEX approval. Further, upon execution of the Purchase Agreement on February 6, 2008, Greenbridge was at market risk because the number of shares and the purchase price were set, not subject to market price of a fluctuating ratio, and Greenbridge was irrevocably bound to purchase the shares, subject only to AMEX approval. Because the closing of the Purchase Agreement occurred on March 5, 2008, the Company also satisfies the requirement that the closing of the private placement of the unissued securities occur within a short time after the effectiveness of the resale registration statement.

3.	We note your disclosure on the cover page of the prospectus in the registration statement you filed on February 27, 2008 that as of February 20, 2008 you had 15,731,329 shares of common stock outstanding, and you disclosure on the cover page of the prospectus in the amendment to your registration statement filed on April 7 2008 that as of April 2, 2008 you had 15,731, 516 shares of common stock outstanding. Given the disclosure in your Form 8-K filed on March 7, 2008 that you issued 323,626 shares of common stock on March 5, 2008, please tell us how you reconcile your disclosures as to the number of outstanding shares of common stock.

Response:

The Company’s disclosure in the Form S-3 filed on February 27, 2008 (“S-3”) that there were 15,731,329 shares of common stock outstanding as of February 20, 2008, included the 323,626 shares that, at the time, were to be issued to Greenbridge pursuant to the Purchase Agreement. While the 323,626 shares had not yet been issued, the Company included them in the number of shares outstanding in the S-3 because the Company was under a contractual obligation to issue such shares upon receiving AMEX approval.

The Company’s disclosure of 15,731,329 outstanding shares in the S-3 is 187 shares different than the 15,731,516 number of outstanding shares disclosed in S-3 Amendment No. 1. The difference is due to the Company’s unintentional issuance of 187 additional shares to Greenbridge than was required by the Purchase Agreement. The Company updated the fee table in S-3 Amendment No. 2 to take into account the additional 187 shares. S-3 Amendment No. 2 also updates the prospectus, selling stockholders table and exhibit 5.1 to account for the additional 187 shares.

Tim Buchmiller
April 14, 2008

4.	We note that there do not appear to be any changes in the number or identities of the selling stockholders, or to the number of shares being offered by the selling stockholders, in the amendment to your registration statement as compared to your initial registration statement. Given the disclosure in the Form 8-K filed on March 7, 2008 that your registration statement is intended to register for resale the shares, and the shares underlying the warrants, issued in the second closing, please tell us where those securities have been included in your registration statement.

Response:

The Company included the 323,626 shares that were disclosed in the Form 8-K, and included the identity of the stockholder and the number of shares being offered by the stockholder, in the S-3. Because of the inclusion of the 323,626 shares and related information into the S-3, there were no changes to be made as to the identities of, or number of shares being offered by, the selling stockholders. However, the selling stockholders table has been updated in S-3 Amendment No. 2 to include the 187 additional shares issued to Greenbridge in error. The Company believes that the cost to cancel, reissue and correct this error is not justified and the current filing corrects the prior immaterial disclosure of the wrong number of shares issued to Greenberg.
Exhibit 5.1
5.	Please reconcile the number of shares mentioned in exhibit 5.1 to your registration statement, which indicates that the shares underlying warrants are in addition to the 4,345,257 shares offered, with the cover page of your prospectus and the fee table of your registration statement.

Response:

S-3 Amendment No. 2 updates exhibit 5.1 to be consistent with the prospectus and fee table, which relate to 4,345,444 shares of the Company’s common stock, which includes 1,366,319 shares to be issued if and when the selling stockholders exercise their warrants.
* * * * *
We are looking forward to having any outstanding issues resolved as soon as possible. If you have any questions, please contact the undersigned at (949) 223-7103.
Very truly yours,
/s/ Randolf W. Katz
Randolf W. Katz
cc: Akio Ariura